UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 22, 2005

                        Commission File Number: 001-32305

                                   CORPBANCA
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago Chile
                     (Address of principal executive office)



          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F ___
                                      ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   ___                  No   X
                                                          ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

          On February 22, 2005, Corpbanca delivered a letter to the Superintendent of Banks and Financial Institutions regarding the results of Corpbanca's Ordinary Shareholders' Meeting held on February 21, 2005. An unofficial translation of the letter is attached hereto as Exhibit 99.1.

          On February 22, 2005, Corpbanca published a notice in the Chilean newspaper Diario La Tercera announcing the payment of a dividend at its Ordinary Shareholders' Meeting held February 21, 2005. An unofficial translation of the notice is attached hereto as Exhibit 99.2.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 28, 2005


                                        CORPBANCA



                                        By: /s/ Christian Samsing Stambuk
                                           -------------------------------------
                                           Name:  Christian Samsing Stambuk
                                           Title: Chief Executive Officer

                                  EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:


Exhibit        Description

99.1 Unofficial translation of the correspondence delivered on February 22, 2005, to the Superintendent of Banks and Financial Institutions regarding the results of Corpbanca's Ordinary Shareholders' Meeting held on February 21, 2005.

99.2 Unofficial translation of the announcement published February 22, 2005, in the Chilean newspaper Diario La Tercera regarding Corpbanca's payment of a dividend to its shareholders of record.